Fellazo Inc.

Jinshan Building East, Unit 1903
568 Jinshan West Road
Yong Kang City, Zhejiang Province, China 321300

Division of Corporation Finance

Office of Financial Services
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn: David Gessert

June 6, 2019

Re:	Re: Fellazo Inc.
Registration Statement on Form S-1
Filed May 22, 2019
File No. 333-231654

Dear Mr. Gessert:

On behalf of Fellazo Inc., a Cayman Islands company (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on June 3, 2019, regarding the Registration Statement on Form S-1 submitted to the Commission on May 22, 2019.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Form S-1 Filed May 22, 2019

December 31, 2018 Financial Statements, page F-3

1.	Please refer to comment 8 and your disclosures on page F-5. Please revise to retroactively present only the stock split in your December 31, 2018 financial statements. Please recognize any purchase or issuance of shares occurring in March 2019 in the financial statements for the period ended March 31, 2019. Alternatively, please provide us guidance that supports your retroactive presentation of the March 2019 purchase and issuance of shares in your December 31, 2018 financial statements.

Response: In response to the Staff’s comment, the Company believes it is appropriate to reflect the change in capital structure and the nominal share issuance to its founder that took place in March 2019 on a retroactive basis, similar to share splits or recapitalizations effected contemporaneously with the IPO. The Company follows the guidance of the SEC SAB Topic 4 in applying the change in capital structure and in applying the requirements of FASB ASC Topic 260 for the nominal share issuance. Pursuant to the guidance of the Commission SAB Topic 4, Change In Capital Structure: A capital structure change to a stock dividend or stock split occurs after the date of the latest reported balance sheet but before the release of the financial statements or the effective date of the registration statement, whichever is later. Such change in the capital structure must be given retroactive effect in the balance sheet. Also, pursuant to the guidance of the Commission SAB Topic 4, nominal share issuances are recapitalizations in substance, and in computing basic EPS for the periods covered by income statements included in the registration statement and in subsequent filings with the Commission, nominal issuances of common stock or ordinary shares should be reflected in a manner similar to a stock split or stock dividend for which retroactive treatment is required by FASB ASC paragraph 260-10-55-12.

The issuance or purchase of the Company’s shares in March 2019 is considered as nominal share issuance. Nominal share issuance is recapitalization in substance. The nominal share issuance is appropriately accounted for and reflected in a manner similar to a stock split or recapitalization for which retroactive treatment is required by FASB ASC paragraph 260-10-55-12. Accordingly, the Company believes no revision is required on its December 31, 2018 financial statements.

Below please find our further clarification in response to Mr. Michael Volley’s verbal comment made during our conference call with Staff on June 4, 2019 in regards to the presentation of the proceeds for the nominal share issuance and the accounting of the transaction:

In order to optimize the Company’s share capital structure, the Company amended and restated its memorandum and articles of association to increase its authorized capital stock from 50,000 ordinary shares with a par value of $1.00 per share to 100,000,000 ordinary shares with a par value of $0.0001 per share and 1,000,000 preference shares with a par value of $0.0001 per share in March 2019. In connection with the change in share capital structure, the Company repurchased 10,000 shares from Anderson Toh Heng Hee and Jonathan Chong Peng Fai at a purchase price of $1.00 per share in March 2019, which the Company reflected the cash outflow of the $10,000 in its March 31, 2019 statement of cash flow at the time cash was paid. As part of the change in share capital structure, the Company issued 1,437,500 founder shares to its Sponsor, Swipy Ltd. for a nominal consideration in an aggregate purchase price of $25,000, or less than $0.02 per share in March 2019, which it recorded as nominal share issuance. The Company reflected the cash inflow of the $25,000 in its March 31, 2019 statement of cash flow at the time cash was received. All share and per share amounts are presented on a retroactive basis to reflect the nominal share issuance and change in share capital structure, which the Company has treated as recapitalization in substance.

Item 16. Exhibits and Financial Statement Schedules, page II-3

2.	We note that the legal opinions filed as exhibits 5.1 and 5.2 are undated and that exhibit 5.1 includes language indicating that it may not be the final version. Please file dated legal opinions with your next amendment.

Response: In response to the Staff’s comment, the Company undertakes to file signed and dated legal opinions with the next amendment.

* * *

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Jessica Yuan, at jyuan@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Nicholas Ting Lun Wong
Nicholas Ting Lun Wong